UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

                      CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

#1205 - 675 West Hastings Street,

                        Vancouver, British Columbia, Canada V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F      X                Form 40-F  _______

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Canadian Empire Exploration Corp

          (Registrant)

Date: July 7, 2003                                                                                        By        "Jeannine PM Webb"

                                Jeannine PM Webb,

                                CFO, Corporate Secretary

EXHIBITS

1.1        News Release #03-04 dated June 17, 2003

1.2        News Release #03-05 dated June 18, 2003

Canadian Empire Exploration Corp

1205 – 675 West Hastings St.

Vancouver, B.C. V6B 1N2

Ph:  604-687-4951, Fax: 604-687-4991

Press Release #03-04

June 17, 2003

TSX Venture Exchange: CXP

CXP.WT

SHARE PURCHASE WARRANTS AMENDMENTS

Canadian Empire Exploration Corp. (the “Company”) announces that in connection with a financing by way of a Short Form Offering Document completed during 2002, the expiry date of the 4,050,000 non-transferable flow-through warrants allowing for the purchase of up to 2,025,000 flow-through shares in the capital of the Company (the “Non-Transferable Flow-Through Warrants”) is being extended to June 18, 2004 and the exercise price is being reduced to $0.15 per share.

In addition, the expiry date of the 1,080,000 non-transferable non-flow-through agent’s warrants allowing for the purchase of up to 1,080,000 shares in the capital of the Company (the “Agents’ Warrants”) is being extended to June 18, 2004.  The exercise price of the Agents’ Warrants will remain at $0.35 per share.

The terms of the 2,700,000 transferable non-flow-through warrants allowing for the purchase of up to 1,350,000 shares in the capital of the Company remain unchanged.

The changes in terms of the exercise of the Non-Transferable Flow-Through Warrants and the Agents’ Warrants are subject to TSX Venture Exchange approval.

“John S. Brock”

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp

1205 – 675 West Hastings St.

Vancouver, B.C. V6B 1N2

Ph:  604-687-4951, Fax: 604-687-4991

Press Release #03-05

June 18, 2003

TSX Venture Exchange: CXP

EXPLORATION CREWS MOBILIZED TO YUKON OLYMPIC

Canadian Empire Exploration Corp.’s 2003 exploration program has commenced with crews now being mobilized to the Yukon Olympic property, accessed via the Dempster Highway, 130 kilometres north of Dawson City.

In preparation for selection of diamond drill targets, “in-fill” gravity, induced polarization (IP), magnetic and MMI geochemical surveys will be conducted over sections of a 2.0 milligal gravity anomaly, outlined in 2002, over a length of 8.0 kilometres and a width of 1.0 kilometre.  The gravity anomaly is proximal to a magnetic anomaly and areas of intermittently exposed copper-bearing hematitic breccia.  The breccias, locally enriched in copper, cobalt, fluorite, rare earth elements, barium and minor gold values, will be further mapped and sampled at the same time the geophysical work is underway.  This work is expected to target areas of copper-gold mineralization within a broad zone of iron oxide and carbonate alteration.

In keeping with the world-class 2 billion tonne Australian Olympic Dam deposit, the combination of hematitic breccia and a large-scale gravity anomaly is interpreted to reflect iron-oxide-copper-gold (“IOCG”) mineralization with the flanking magnetic anomaly interpreted to reflect magnetite-bearing intrusive rocks related to a mineralizing system at depth.  Approximately 1500 metres of drilling are planned later in July after conclusion of the surface exploration program.

Canadian Empire has the option to earn a 51% interest in the project from Copper Ridge Exploration Inc. subject to further back-in rights of Teck Cominco.

Additional Drilling

Preparations are well underway for commencement of drilling at the Big Bulk copper-gold project in the Kitsault area of British Columbia with expectations of start-up in early August.  A September drilling program is proposed at Hemlo West in Ontario where results of last year’s drilling warrant follow-up.

Additional Property Acquisitions

In order to continue building a portfolio of drill-ready projects, Canadian Empire is maintaining its program of new project acquisition in Canada.  Emphasis is on gold and gold-enriched base metal deposits.  Negotiations are in process for the acquisition of two new projects located in eastern Canada.

“John S. Brock”

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.